Exhibit 99.1

NOTICE TO THE MARKET

ACQUISITION OF HICKMAN´S EGG RANCH BY MANTIQUEIRA USA

JBS N.V. (“JBS” or the “Company”) (NYSE: JBS, B3: JBSS32) announces that Mantiqueira USA Inc. (“Mantiqueira USA”), a wholly owned subsidiary of the joint venture between JBS and the founders of Mantiqueira Alimentos S.A. entered into a binding agreement to acquire Hickman’s Egg Ranch, a leading egg producer based in the Mountain and West Coast regions and one of the top 20 egg companies in the United States.

The acquisition marks a significant milestone in Mantiqueira USA’s long-term strategy to build a strong and scalable presence in the United States egg market.

The transaction is expected to close before year end, pending customary closing conditions.

Amstelveen, November 14, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer

Forward-Looking Statements

This notice contains certain statements, including statements relating to business plans and objectives, and the assumptions upon which those statements are based, that are “forward-looking statements,” as defined under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “opportunity,” “outlook,” “plan,” “project,” “should,” “strategy,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. These statements are based on the current expectations of the management of JBS and are subject to uncertainty and to changes in circumstances. In addition, these statements are based on a number of assumptions that are subject to change. Many factors could cause actual results to differ materially from these forward-looking statements including unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and expansion and growth of JBS’ operations, as well as the risk factors discussed in the final prospectus, dated April 22, 2025 and filed by the Company with the United States Securities and Exchange Commission, relating to the Company’s registration statement on Form F-4 (File No. 333-273211). While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on JBS’ consolidated financial condition, results of operations or liquidity. Forward-looking statements included herein are made as of the date hereof, and JBS undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.